Exhibit 12.1

SEACUBE CONTAINER LEASING LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, except Ratios)

	Predecessor	Successor
	Period from January 1, 2006 through February 14,	Period from February 15, 2006 through December 31,	Year Ended December 31,				Nine Months Ended September 30,
	2006	2006	2007	2008	2009	2010	2011

Computation of Earnings:
Income (loss) before provision for income taxes	$4,806	$3,652	$30,766	$30,036	$(14,756)	$30,416	$27,039
Interest expense	5,196	39,490	63,353	81,114	51,922	44,522	39,283
Interest factor of operating rents	32	219	315	245	253	309	181
Earnings as adjusted	$10,034	$43,361	$94,434	$111,395	$37,419	$75,247	$66,503

Computation of Fixed Charges:
Interest expense	$5,196	$39,490	$63,353	$81,114	$51,922	$44,522	$39,283
Interest factor of operating rents	32	219	315	245	253	309	181
Fixed charges	$5,228	$39,709	$63,668	$81,359	$52,175	$44,831	$39,464

Ratio of Earnings to Fixed Charges(1)	1.9x	1.1x	1.5x	1.4x	0.7x	1.7x	1.7x

(1)          The ratio for the year ended December 31, 2009 was less than 1:1.  To provide a 1:1 coverage ratio for the deficient period would have required additional earnings of $14,756 in the year ended December 31, 2009.